Exhibit 99.1

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Interim Financial Statements

(Stated in Canadian Dollars)

June 30, 2007

These financial statements have not been reviewed by the Company’s auditors.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Balance Sheets

June 30, 2007 and December 31, 2006

(Stated in Canadian Dollars)

	June 30, 2007	December 31, 2006
	$ (unaudited)	$
ASSETS
Current assets
Cash and cash equivalents	531,577	558,158
Temporary investments (note 3)	151,800	-
Amounts receivable	1,120	2,906
	684,497	561,064

Equipment (note 4)	6,563	7,473

	691,060	568,537

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	131,929	157,437

SHAREHOLDERS’ EQUITY
Share capital (note 6(a))	1,962,707	1,830,287
Contributed surplus	670,374	670,374
Deficit	(2,073,950)	(2,089,561)
	559,131	411,100

	691,060	568,537

Continuance of Operations (note 1)

Approved by the Board of Directors:
Curt Huber	Harpreet Janda
Director	Director

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Statements of Operations and Deficit

(Stated in Canadian Dollars)

	For three months ended June 30,		For the six months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Expenses
Administrative	-	-	3,392	-
Amortization	455	648	910	1,234
Bank charges	622	182	743	405
Management and consulting	-	40,000	-	55,000
Office	189	570	2,730	1,193
Professional fees	3,518	6,209	4,952	5,836
Rent	-	3,049	-	7,536
Trust and filing fees	4,549	7,414	8,903	8,907
Wages and benefits	-	-	29	8,068
	(9,333)	(58,072)	(21,659)	(88,179)
Loss before other items:
Interest income	4,535	243	10,266	281
Forgiveness of debt	27,004	-	27,004
Net loss for the period	22,206	(57,829)	15,611	87,898
Deficit, beginning of period	(2,096,156)	(2,009,867)	(2,089,561)	(1,979,798)
Deficit, end of period	(2,073,950)	(2,067,696)	(2,073,950)	(2,067,696)

Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.02)

Weighted average number of common shares outstanding	9,810,250	5,041,019	9,515,186	4,631,208

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Statements of Cash Flows

(Stated in Canadian Dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the period	22,206	(57,829)	15,611	(87,898)
Adjustment for items which do not involve cash:
Amortization	455	648	910	1,234
Forgiveness of debt	(27,004)	-	(27,004)
Changes in non-cash working capital components:
Amounts receivable	(691)	(2,700)	1,786	4,224
Accounts payable and accrued liabilities	(355)	(38,411)	1,496	(15,036)
Demand Loan	-	(16,500)	-	(16,500)
	(5,389)	(114,792)	(7,201)	(113,976)

Investing Activities
Short-term investments	-	-	(151,800)	(2,842)

Financing Activities
Common shares issued for cash, net of issue costs	132,420	658,467	132,420	655,376

Net Increase (decrease) in cash and cash equivalents during the period	127,031	543,675	(26,581)	538,558

Cash and cash equivalents, beginning of the period	404,546	12,046	558,158	17,163

Cash and cash equivalents, end of period	531,577	555,721	531,577	555,721

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Financial Statements

June 30, 2007 and December 31, 2006

(Stated in Canadian dollars)

(Unaudited)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software.  In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

In June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at June 30, 2007, the Company has a working capital of $522,568 and has accumulated losses of $2,073,950. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles and use of estimates

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2006.  All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected.  The results for the six month period ended June 30, 2007 are stated utilizing the same accounting policies as those reflected in the Company’s most recent annual financial statements, but these interim figures are not necessarily indicative of the results to be expected for the full year.

3.

INVESTMENTS

The Company holds a 30% working interest in the Alexander prospect, an oil and gas prospect located 75 km northwest of Edmonton, Alberta.  Recompletion work on the Highview Alex 6-7-51-1 W5M is expected to begin in the late summer of 2007.

4.

EQUIPMENT

			June 30, 2007	December 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	936	2,478	2,752
Computer equipment	5,954	3,550	2,404	2,829
Leasehold improvements	2,522	841	1,681	1,892

	11,890	5,327	6,563	7,473

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Financial Statements

June 30, 2007 and December 31, 2006

(Stated in Canadian dollars)

(Unaudited)

5.

RELATED PARTY TRANSACTIONS

June 30,	2007	2006

Management and consulting fees paid to officer and directors of the Company and/or companies controlled by them	$-	$25,000

Amounts included in accounts payable due to companies controlled by/or with common directors of the Company	$110,185	$107,535

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

6.

SHARE CAPITAL

a)

Authorized share capital consists of unlimited common shares without par value.

	Number of Shares	$
Balance, December 31, 2005	4,216,843	1,113,704
Private placements (1)	5,000,000	655,376
Balance, December 31, 2006	9,216,843	1,830,287
Exercise of warrants	1,000,000	132,420
Balance, June 30, 2007	10,216,843	1,962,707
(1)Net issue costs of $3,091 (2004 – 9,793)

b)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for the quarter ending June 30, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at beginning of year December 31, 2005	414,000	1.12
Expired/Cancelled/Consolidated	(11,667)	1.31
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402.333)	0.96

Outstanding at June 30, 2007	-	-
As at June 30, 2007, there were no options outstanding.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Financial Statements

June 30, 2007 and December 31, 2006

(Stated in Canadian dollars)

(Unaudited)

6.

SHARE CAPITAL (continued)

c)

Warrants

The following is a summary of Company’s outstanding warrants as of June 30, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16
Exercised	(1,000,000)	0.14
Balance at June 30, 2007 (1)	4,000,000	0.175
(1) At June 30, 2007 the weighted average remaining life of warrants outstanding is 0.96 years.

7.

SUBSEQUENT EVENTS

The following has occurred subsequent to the period ending June 30, 2007:

•

On July 11, 2007, the Company announced a 5:1 consolidation of its share capital effective July 16, 2007.

•

On July 31, 2007, the Company completed a private placement for proceeds of US$262,500 by issuing 5,250,000 units at US$0.05 per unit.